UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               Cel-Sci Corporation
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                    150837409
                                 (CUSIP Number)


                                 Donna L. Lance
                              Koch Industries, Inc.
                           4111 East 37th Street North
                                Wichita, KS 67220
                                   (316) 828-4111
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)


                                 March 21, 2001
                   (Date of Event which Requires Filing of this Statement)


================================================================================

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ___ ]

     Note: Schedules filed in paper format shall include a signed original and copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150837409

        1.     Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

                  Koch Investment Group Limited
                  --------------------------------------------------------------

        2.     Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)
                   -----------------------
               (b)   X
                   -----------------------

        3.     SEC Use Only

        4.     Source of Funds (See Instructions)

                             OO
               -----------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


        6.     Citizenship or Place of Organization

                      Delaware
               -----------------------------------------------------------------

        Number of Shares Beneficially Owned by Each Reporting Person With

        7.     Sole Voting Power                   2,039,429
                                            ------------------------------------
        8.     Shared Voting Power                 0
                                            ------------------------------------
        9.     Sole Dispositive Power                     2,039,429
                                            ------------------------------------
        10.    Shared Dispositive Power            0
                                            ------------------------------------

        11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                      2,039,429

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        13. Percent of Class Represented by Amount in Row (11) 9.18% (based on 20,579,265 shares of Common Stock outstanding as of January 26, 2001 as reported in the Company's 10-Q filed by the Company on February 20, 2001, plus 1,639,429 shares subject to warrants).

        14.    Type of Reporting Person (See Instructions)

                      CO
               -----------------------------------------------------------------

Item 1.  Security and Issuer

         Shares of Common Stock, $0.01 par value (the "Common Stock") of Cel-Sci Corporation, a Colorado corporation ("Cel-Sci"), with principal address of 8229 Boone Boulevard, Suite 802, Vienna, Virginia 22182.


Item 2.  Identity and Background

     (a) The person filing this statement is Koch Investment Group Limited, a Delaware corporation ("KIGL"). KIGL is a direct and indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation ("Koch").

     (b)  Business address: 4111 East 37th Street N., Wichita, Kansas 67220.

     (c) ____ (1) The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of KIGL are as set forth below:


                       Name                      Position at KIGL               Position at Koch

               Sam A. Soliman           President                           Senior Vice President -
                                                                            Chief Financial Officer

               George Damiris           Vice President

               Tye G. Darland           Vice President and Secretary, and   Assistant General
                                        Director                            Counsel

               Steven J. Feilmeier      Asst. Treasurer and Director        Vice President - Tax,
                                                                            Accounting and Finance

               Kevin Larson             Vice President

               William Mohl             Vice President and Director

               Joshua S. Taylor         Vice President


               Each of the foregoing persons is a citizen of the United States. The principal business address of each of such person is 4111 East 37th Street North, Wichita, Kansas 67220.


               (2) The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Koch are as set forth below:

       Name                                          Position

  Charles Koch                        Chairman of the Board and Chief Executive
                                               Officer, and Director

  Bill W. Hanna                       Vice Chairman and Director

  Sam A. Soliman                      Sr. Vice President - Chief Financial
                                      Officer

  Bill R. Caffey                      Director

  Richard H. Fink                     Director

  David H. Koch                       Director

  F. Lynn Markel                      Director

  Joseph W. Moeller                   Director

  Sterling V. Varner                  Director

  E. Pierce Marshall                  Director


          Each of the foregoing persons is a citizen of the United States. The principal business address of each of such person is 4111 East 37th Street North, Wichita, Kansas 67220.

     (d) Neither KIGL, nor any person listed on (c)(1) has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          Neither Koch, nor any person listed on (c)(2) has during the last five
          (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Neither KIGL, nor any person listed on (c)(1) has during the last five
          (5) years been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Neither Koch, nor any person listed on (c)(2) has during the last five
          (5) years been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) KIGL was organized under the laws of the state of Delaware. Koch was organized under the laws of the state of Kansas. All natural persons listed on (c)(1) and (c)(2) are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

        Please see response to Item 4 below.


Item 4.  Purpose of Transaction

     Prior to March 21, 2001, KIGL owned 400,000 shares of Common Stock of Cel-Sci for general investment purposes. Pursuant to the Securities Purchase Agreement between Cel-Sci, KIGL and certain parties, dated March 21, 2000, KIGL is entitled to acquire Common Stock warrants in the event of a price reset in the shares purchased by KIGL. On March 21, 2001, as a result of a decrease in the Common Stock price, KIGL acquired 1,639,429 Common Stock warrants which are currently exercisable, bringing the total of Common Stock owned and able to be acquired under warrants to 2,039,429 shares. Although its plans may change in the future, except as otherwise noted, KIGL does not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions set forth in sub-items (a) through (j) of Item 4, except that KIGL or its affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.


Item 5.  Interest in Securities of the Issuer

          (a) KIGL is the beneficial owner of 2,039,429 shares of Common Stock (9.18%) in Cel-Sci. None of the other persons whose names are listed on Item 2(c)(1) beneficially owns any shares of Common Stock of Cel-Sci.

          (b) KIGL has the voting and disposition powers with respect to all of the shares of Common Stock owned by KIGL.

          (c) Except as described herein, there have been no transactions by KIGL or the persons whose names are listed in Item 2(c)(1), in securities of Cel-Sci during the past sixty days.

          (d) No one other than KIGL is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by KIGL.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None

Item 7.    Material to Be Filed as Exhibits

        None.

                                    Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   April 4, 2001                       Koch Investment Group Limited



                                            By:  /s/ William Mohl
                                                 ------------------------------
                                            Name:  William Mohl
                                            Title: Vice President